CHR HANSEN

Chr. Hansen, Inc.
9015 West Maple Street
Milwaukee, WI 53214-4298
Telephone: 414-607-5700
Fax: 414-607-5959

April 5, 2006

SENT BY COURIER

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3-2
Securities and Exchange Commission
Judiciary Plaza - 450 Fifth Street, NW
Washington, D.C. 20549


06012364

Re: Communication File Number is 82-34732

Dear Sir or Madam:

Chr. Hansen Holding A/S (the "Corporation"), is an aktieselskab organized under the laws of Denmark with securities listed for exchange on the Copenhagen Stock Exchange. Chr. Hansen, Inc. is a wholly-owned, U.S. based subsidiary of the Corporation. By means of this letter, we are furnishing the following information pursuant to Commission Rule 12g3-2(b)(1)(iii) on behalf of the Corporation:

- 10/18/05 – *Chr. Hansen Improves Attractiveness Towards Young Professionals*
- 10/24/05 – *Alliance Delivers the Goods. Novozymes and Chr. Hansen Present First Joint Product.*
- 12/01/05 – *New, Strong Chairman of the Board to Chr. Hansen*
- 12/05/05 – *New Management Team in Place at Chr. Hansen*
- 02/28/06 – *Next Step Will Be a Probiotic Cheese*
- 02/28/06 – *New Italian Concept Exceeds All Expectations*
- 03/15/06 – *CH's Global Environmental Report for 2005 Is Ready!*
- 03/15/06 – *Chr. Hansen Sponsors Symposium on Forage Conservation*
- 03/20/06 – *Unique Probiotic Concept for Women Is Launched in India*
- 03/23/06 – *Increasing Media Awareness on Animal Health*
- 03/27/06 – *CH Italy Increases Sales of Dairy Cultures*

dlw 4/10

CHR HANSEN

- 03/27/06 – *CH Responds to health Trend in French Meat Industry at CFIA Exhibition*
- 03/28/06 – *Danish Research at a Low Flame in the Globalised World*
- 03/31/06 – *Chr. Hansen Awarded Patent on Natural Color*
- 04/03/06 – *Increasing Demand for Health Foods Drives the Market for Natural Spice Extracts Forward*
- 04/03/06 – *Steen Loendal is New EVP of Flavors*
- 04/05/06 – *Manufacturing Expertise and Quality Compliance Unites at ExcipientFest*
- 04/05/06 – *Ingredients with Manufacturer and Consumer Appeal at Cheese Expo*

This will confirm, as contemplated by Commission Rule 12g3-2(b)(5), that the furnishing of this information shall not constitute an admission by the Corporation that it is subject to the registration requirements of Section 12 of the Securities Exchange Act of 1934, as amended.

The Corporation's Communication file number is 82-34732.

If you have any questions or comments in connection with the enclosed materials, please contact the undersigned at the number and address indicated above. To confirm your receipt of the enclosed materials, please file stamp the enclosed copy of this letter and return it in the self-addressed, postage-paid envelope enclosed herewith.

Very truly yours,



Barbara Stamm
Legal and Regulatory Compliance Representative
Direct Dial: 414-607-5778

BS:gem
Enclosures


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CHR HANS

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Chr. Hansen improves attractiveness towards young professionals

18-10-2005

In the recent study "The Universum Young Professional Survey 2005" published in one of the most prominent Danish business newspapers Børsen, Chr. Hansen has remarkably improved its attractiveness as an employer, jumping from number 24 to number 12 on the positive list. And the reasons? Global appeal as well as a strong presence at the places of education.

In recent years, Chr. Hansen has on a worldwide basis put a lot of efforts into attracting the most skilled graduates within different fields. The focus on employee development and attraction, and the increasing presence of Chr. Hansen on university campuses and student fairs, now seem to have paid off.


Our focus is to stand ready and open to the students and meet them face-to-face

This is demonstrated by a recent study "The Universum Young Professional Survey 2005". The study is based on answers from 2,600 recent graduates within the field of engineering, economics, and humanistic disciplines. Especially engineers are keen on joining Chr. Hansen. Last year, Chr. Hansen was ranked as the 24th most attractive employer; this year the global ingredients company comes in on the list at 12.

One of the reasons for this giant leap in attractiveness is quite simple, according to Ulla Mahler, Human Resource Consultant, Chr. Hansen.

"I think an important reason is the fact that Chr. Hansen is a global company which has demonstrated a boost in international possibilities and talent development for our employees," she explains. "At the same time, natural ingredients, health, and the development of high quality food products are on everybody's lips these days; consequently Chr. Hansen's products are relevant and easy to relate to."

Meeting students face-to-face

According to Mahler, another important reason for the graduates giving Chr. Hansen good marks is the execution of a very focused and direct employer branding strategy.

"Our focus is to stand ready and open to the students. We invite them to write their master's theses with us, and we are visible at educational fairs and exhibitions.

A recent example is the Magical Sensory Tour where Chr. Hansen went through the Central and Eastern European countries with an 18-ton truck, equipped with innovative ingredients and Chr. Hansen specialists.

"On this tour we visited a number of universities to meet students face-to-face and invite them to a hands-on presentation of Chr. Hansen," says Mahler. "The feedback we got from the students was very good indeed."

Chr. Hansen's strategy of developing talents and offering interesting career perspectives has also recently been rewarded in the Argentinean affiliate, which was ranked as number 6 out of 100 in a survey of the best companies to work for in Latin America.

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Improving the quality of food and health
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Alliance delivers the goods.
Novozymes and Chr. Hansen present first joint product

24-10-2005

Three years ago, Novozymes and Chr. Hansen formed a strategic alliance, and now the research and development pays off. The first product from the alliance is ready and is introduced this week. The two companies have applied for a joint patent to YieldMAX™ PL - an advanced enzyme solution tailor made for mozzarella and pizza cheese. This is of particular interest to the large United States market.



"Under normal conditions, YieldMAX™ PL will increase production yield by approximately two percent. This may not seem like very much to the untrained eye, but it is in fact a fine result," says R&D Director Steffen Ernst from Novozymes. "In comparison, it is estimated that the combined efforts of the entire dairy industry has increased yield by just one percent over the last decade."

The two equal partners in the alliance have high hopes for YieldMAX™ PL. The top ten US dairies alone produce an estimated one million tons of mozzarella and pizza cheese each year, and just two percent of that amounts to 20 million kilos of cheese. The potential for the new enzyme is, in other words, hard to miss.

The perfect partnership
The alliance between Chr. Hansen and Novozymes combines the unique technologies and know-how of the two companies. In this way, they strengthen and complement each other's value chains and become a strong partner for the dairy industry worldwide. In general, Novozymes contributes with expertise in research, development, and production of the new enzymes, while Chr. Hansen is responsible for sales, marketing, and technical support to customers.

"Novozymes is a world class expert in enzyme development and production, and Chr. Hansen has for more than 130 years worked with the food industry on enzyme solutions," says Knud Vindfeldt, Executive Vice President for Cultures and Enzymes at Chr. Hansen. "Together, our two companies can achieve results that would never be possible alone."

YieldMAX™ PL is just the first revolutionary enzyme solution from Chr. Hansen and Novozymes. In the coming years, the alliance will continue to work on launching more new enzyme solutions, including solutions that increase yield, or improve texture or taste in dairy products.

YieldMAX™ PL is officially presented to the public this week at the World Wide Food Expo in Chicago, USA. The first sale, however, has already been made - a top ten US dairy has placed the first order.

For more information about Novozymes go to www.novozymes.com

For more information on the strategic alliance between Novozymes and Chr. Hansen, please contact:

Annegrethe Møller Jakobsen
Press Coordinator, Novozymes
Phone: +45 44 42 30 50
e-mail: AGMJ@Novozymes.com or

Ole Lindhardt
Journalist, Chr. Hansen
Phone: +45 45 74 74 27
e-mail: ole.lindhardt@dk.chr-hansen.com

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New, strong Chairman of the Board to Chr. Hansen

01-12-2005

The ingredients company has chosen Jens Bigum, former CEO of Europe's largest dairy company ARLA, as Chairman of the Board.

"For us, it was important to get a Danish Chairman who knows the Danish rules of the game and who would be a strong partner for the management team. I see it as a huge advantage to have someone like Jens Bigum, who is deeply rooted in the Danish food industry, on the team."

The words come from Lars Frederiksen, President and CEO of Danish ingredients company Chr. Hansen, after Jens Bigum was elected new Chairman of Chr. Hansen at a Board meeting with its new owners, the private equity company PAI partners.

"Jens Bigum is the perfect Chairman of Chr. Hansen in the challenges we are facing with high demands on growth and profitability," Lars Frederiksen continues.

"With his massive knowledge and experience from the dairy and food industries, also globally, he will be able to support and strengthen us in the coming period. The fact that he is also Chairman of Denmark's second largest university, Aarhus University, is an additional advantage, which will reinforce Chr. Hansen's traditional ties to the university and research environment in Denmark and the rest of the world," concludes a highly satisfied Lars Frederiksen.



- Jens Bigum will become Chairman of the Board of the holding company that was established when PAI partners bought Chr. Hansen this summer.
- This holding company is called Ladybird, but is expected to change name to Chr. Hansen Holding when this name becomes "available" again.
- This is expected to happen if and when the present Chr. Hansen Holding is merged into and changes name to ALK-Abello at the company's annual general meeting on December 13, 2005.

A grand businessman

Jens Bigum (67) has worked in the field of foods since he graduated in agriculture from The Royal Veterinary and Agricultural University of Denmark in 1965. He has worked in Oxexport, Mejeriselskabet Danmark (the Dairy Company Denmark) and MD Foods, where he was appointed CEO in 1992. When merging with Swedish ARLA in 2000, Europe's largest dairy company, ARLA Foods, was established, and Jens Bigum headed up this business until January 2004 when he resigned after 33 years in the company.
Jens Bigum already serves on several Boards, e.g. as Chairman of the Board of Carlsberg Breweries A/S, Arla Foods International A/S and Toms A/S.

"I am happy to accept the task as Chairman of Chr. Hansen," says Jens Bigum.

"I have known Chr. Hansen for many years and always found it an exciting company with a large potential, which is clearly demonstrated by the past years' expansion in Eastern Europe, the Far East and South America. Now we are at the threshold of a new phase where importance will be attached to further growth, both organically and via acquisitions. In the further development, importance will also be attached to a meticulous focus on selected areas for the company. What I expect to contribute is a thorough knowledge of how Chr. Hansen's customers think, and of course my experience from running a large international company," says the new Chairman.

Structure in place

With Jens Bigum's appointment, yet another piece of the jigsaw puzzle of Chr. Hansen's management in the new ownership structure and organization has fallen into place. Already, Carsten Hellmann and

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Jesper Allentoft have been named Executive Vice President of Global Sales and Vice President of Human Resources respectively, and the last open positions are expected to be filled in the beginning of the new year.

For further information, please contact:
Lars Frederiksen, President & CEO
Tel: +45 45 74 74 74, or

Lars Wodschow, Communications Manager
Tel: +45 74 76 20 / +45 40 97 81 93
E-mail: lars.wodschow@dk.chr-hansen.com

Chr. Hansen A/S 10-12 Boege Allé DK-2970 Hoersholm Phone: +45 45747474


Improving the quality of food and health
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New management team in place at Chr. Hansen

05-12-2005

Henning Jakobsen from Colgate Palmolive will be the new CFO

"I am pleased that the last open key position in top management is now filled," says Lars Frederiksen, President & CEO.

As of January, the new CFO will join the ingredients company. Hening Jakobsen (45) has been headhuntet from Colgate Palmolive, where he has been for 16 years, including three years as CFO of Colgate's nordic activities. For the past two years he been based in the US, working as CFO of the company's North American activites with a turnover of USD 2.3 billion.

"An important focus area for next year will be efficiency improvement, and over the past couple of months we have implemented a restructuring of our organization to fulfil that goal. In connection with the new organization, we have made some adjustments in the management team, but now we are in place, having gained a good balance between experienced Chr. Hansen people and new, fresh blood. With this, I believe we are well equipped for the future's high demands in terms of growth and profitability," explains Lars Frederiksen, who Thursday annonced the company's new Chairman of the Board, Jens Bigum, former CEO of Europe's largest dairy company, ARLA.

More fresh blood

When Henning Jakobsen joins Chr. Hansen in January, it will be together with two new colleagues on the management team. As previously stated, these are

- Carsten Hellmann (41), EVP, Global Sales
- Jesper Allentoft (50), responsible for Human Resources

Carsten Hellemann comes from a position as president of NUNC, a company supplying products for the life science market, while Jesper Allentoft has worked for Nycomed, Novo Nordic Engineering, Novozymes and Danske Bank.

The other EVPs in the Corporate management team are all experienced Chr. Hansen people:

- Hans Thorkilgaard, EVP, Colors
- Knud Vindfeldt, EVP, Cultures & Enzymes
- Peter Olesen, EVP, Corporate Research
- Lars Frederiksen, EVP, Flavours

Good results for 2004-05

Simultaneously with the new management team, Chr. Hansen annonces a positive result of the 2004-05 fiscal year, which marked a continued strengthening of the company's position on many markets. While the year was in many ways characterized by the sale to the equity fund PAI partners, sales continued growing: In total, a 3% increase to a DKK 3,485 million was recorded compared to DKK 3,420 in the previous year.

As the settlement of the separation and the sale of the ingredients company has not been finalized yet, the year's EBITA contribution has not been finalized either. However, it is expected to end up between DKK 325 and 335 million, which is lower than expected at the beginning of the year. This is very much owing to extraordinary costs in connection with the sale of the company.

For further information, please contact:
Lars Wodschow
Communication Manager

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Tel: + 45 45 74 76 20 / cell + 45 40 97 81 93
E-mail: lars.wodschow@dk.chr-hansen.com

Chr. Hansen A/S 10-12 Boege Allé DK-2970 Hoersholm Phone: +45 45747474

Next step will be a probiotic cheese

02/28/2006

Chr. Hansen has been working with the Spanish cheese producer Manzer Industrias Láteas Manzano for generations. This long-lasting partnership has resulted in several innovative cheese products – and yet another innovation is waiting right around the corner.

"Our next project with Chr. Hansen will be to develop a probiotic cheese. And I am certain that we will be able to offer it to the Spanish consumers sometime during 2006."

These optimistic words came from Cayetano Manzano who is the owner of the Spanish company Manzer Industrias Láteas Manzano. Dating back to 1930, the Manzano's company is a family-owned enterprise, located in Northern Spain. All four generations of the Manzanos have enjoyed continuous working partnerships with Chr. Hansen.

The most recent example of this cooperation is a joint project between Manzer and Chr. Hansen that was initiated in the beginning of 2005 when Cayetano Manzano inquired about the possibility of developing a new variant of an Edam type of cheese. This classically loaf-shaped cheese would consist of a mixture of cow-, goat- and sheep milk, and thus it would stand out from the majority of cheeses that are already on the market.

"The challenge was to make a cheese with an excellent texture and aroma, as well as a firm cut. As this kind of cheese is most often sold in slices, we also had to take into account that it would be packed and distributed in vacuum trays. So I called on Chr. Hansen's experts to help me find a culture that could meet all these demands," explains Manzano.

Together we made it work

Trials were performed with different strains while varying the percentages of milk types used in the "mixture" while at the same time keeping an eye on the development of texture, flavor and cutting capabilities.

"The first results were not satisfactory – neither for us nor for Manzano," - says Gregorio Laborda, Sales Manager with Chr. Hansen Spain. "However, by working together we did manage to locate the problem, which again enabled us to quickly generate better results."

At the end of August 2005, the creation of a perfect cheese was completed and it has already been well-received on the market. However, nobody here "rests on their laurels", so there's already a new and important project in the works.

"I have faith in Chr. Hansen's professionalism and ability to provide me with the know-how necessary to create the products that I need. Therefore, we also set high goals for our cooperation. The next project with Chr. Hansen during 2006 will be to develop a probiotic cheese. Needless to say, this is not an easy task, but we are confident that we can make it work – as we have done it in the past – by joining together in a solid working partnership," concludes Manzano.


INDUSTRIAS LÁCTEAS
MANZANO

Chr. Hansen has been working with the Spanish cheese producer Manzer Industrias Láteas Manzano for generations.

02/28/2006 in Customer Contact Contributor: Paloma Ortiz; Karen Frost

New Italian concept exceeds all expectations

02/28/2006

"Innovations Days"- a new concept has seen the light of day in Italy. The first of its kind was held with the food giant Barilla that came to Chr. Hansen's premises in Parma on February 8th. It was a great success - not at least because of a unique and well-functioning teamwork both across functions and borders.

With a sharp focus on selling more Chr. Hansen Italy has added in its toolbox a new concept, which primarily will be aimed at existing customers with a strong potential. The concept is called Innovation Days and the first customer targeted was the Italian prepared food giant Barilla that is headquartered in Parma close to Chr. Hansen premises.

The innovation day concept is all about showing how Chr. Hansen can work across industries and how we through new thinking, products and solutions can help our customers be innovative and second-to-none within their business areas.

"At the Innovation Day we wanted to show Barilla the whole 360 degrees of our product range. We wanted to present what is possible in the segments where they don't work and at the same time go deeper into possible product innovations within the areas where they do business already," explains Chiara Bonsignorio, Product Marketing Manager, Functional Blends. She continues:

"So we presented our range of dairy flavors, functional blends and colors in combination with probiotics and phytonutrients in different applications such as ready meals, soups and sauces and bakery products."

Here and not there

According to Chiara, it was a big advantage that Barilla came to Chr. Hansen and not the other way around, as it is often the case.

"It was important that they visited us, because this meant that we had the opportunity to show them our site and demonstrate the fact that we are not a small player. 11 people from Barilla turned up which was actually more than planned. And their attention was fully dedicated to the presentations for three hours, no calls or secretaries interrupting which would most like have been the case, had we been at their place."

And Barilla was indeed very impressed with everything that was presented. They were particulary interested in phytonutrients and probiotics, dairy flavors and wine extracts.

"They really appreciated the presentations and demonstrations, and they were stunned by the video on probiotics. However, the success is mainly due to a very professional joint effort across functions here in Italy as well a job well-done by our colleagues in Denmark and France."

There will be another day

However, there is not time to be lingering on the success of the Barilla day, a new Innovation Day is already in the pipeline.

"The idea is to be targeting not only one but several Italian accounts. So we have a new Innovation Day scheduled for the month of April," concludes Chiara.



Short about Barilla: Barilla was founded in 1877 in Parma, more than 125 years ago, as a bread and pasta shop. Today it is Italy's largest food-processing industry, articulated into 29 production plants, with direct control over 10 mills supplying 70% of raw material requirements.



Barilla is undisputedly the leading name in pasta in Italy and throughout the world. It is the premier Italian group for baked products (not to mention pasta sauces) and third in Europe with the brands Mulino Bianco, Pavesi and Wasa.

02/28/2006 in Pursuing Strategies Contributor: Chiara Bonsignorio; Karen Frost

CH's global environmental report for 2005 is ready!

03/15/2006

The environmental performance index is not going in the right direction, but we are fully aware of the problems and working hard to solve them.

"The figures indicate that even though we implemented a lot of improvements last year (FY 2004/05), our performance on a global level declined," says Henriette Oellgaard from Compliance, Quality & Environmental Management. "Therefore, we still need to keep focus on enhancing out efforts."

Henriette is commenting on Chr. Hansen's global environmental report for 2004/05. The production volume increased, and so did our absolute consumption of resources and emissions (including waste generation) to the environment, compared to last financial year.

But things ARE moving.

"75% of the non-compliances that were identified in the due diligence process last fall, have already been closed. This shows that we are working dedicatedly to solve the issues," she explains. "And we are determined to do the same in relation to our increasing consumption of resources".

Unfortunately, our environmental performance declined for all major indicators (water, energy and waste), breaking the positive trend from last year and indicating that the efficiency of resource utilization needs to be improved. Changes in product mixes explain some of the changes.

Better recording part of the explanation

Our performance regarding health and safety has decreased too, measured as an increase in the absolute numbers of accidents with absence and as an increased frequency of accidents occurring. "This is partly a result of our reinforced focus and improved recording and reporting of incidents," explains Henriette. "That is, our focused effort to record and investigate any incident, large or small, and implement corrective actions in order to prevent accidents from happening again. And most of the accidents are fortunately not too serious."

You can read the entire report on www.chr-hansen.com and download a PDF version.



See the details of Chr. Hansen's environmental performance on www.chr-hansen.com.

03/15/2006 in Pursuing Strategies Contributor: Henriette Oellgaard

Chr. Hansen Sponsors Symposium on Forage Conservation

03/15/2006

Sharing of knowledge and exchange of experiences are the key words on the 12th International Symposium on Forage Conservation which takes place in the Czech Republic in April 2006. Chr. Hansen is the main sponsor of the event and participates with a high profile speaker.

When the 12th International Symposium on Forage Conservation takes place in BRNO, Czech Republic, April 3 - 5 2006, Chr. Hansen will both sponsor the event and have a speaker on the rostrum. "Ensilage is the biggest fermentation in the world. By sponsoring this symposium, Chr. Hansen aims to support the organizers to attract the best experts worldwide so they can share knowledge and exchange experiences on the development of silage production and management," says Dr. David Seale, Chr. Hansen's silage expert. The symposium will present scientific knowledge from the spheres of forage and silage production, including silage fermentation, technology of forage conservation, silage feeding and the nutritional benefits of silage. ""Chr. Hansen's silage inoculants play a more and more important role in modern silage management due to their beneficial effect on nutrient preservation. By using lactic acid bacteria the nutritive value of silages can be effectively safe-guarded and the economics of milk production improved. Updates on the achievements of silage science are therefore of key interest to all stakeholders interested in the nutrition of dairy cows," says Dr. Seale.

Chr. Hansen has a speaker on the rostrum

Apart from being a sponsor of the event, Chr. Hansen also has a speaker on the rostrum - Dr. Fergal Patrick Rattray - who will speak about Chr. Hansens High-Through-Put Laboratory, which is a powerful research tool when selecting the most effective and efficient lactic cultures for use as silage additives. "Chr. Hansen's High-Through-Put laboratory constitutes a unique system whereby new silage cultures can be isolated, identified and characterized. This can be performed with a high sample throughput, low cost per sample and high degree of reproducibility by exploiting the flexibility and power of robotics. By using such a high performance tool the development of new products can be substantially accelerated," explains Fergal.

Also speaking at the symposium is Dr. Keith Bolsen, partner and owner of Keith Bolsen, Ph.D. & Associates LLC and technical consultant for Chr. Hansen-NA. His presentation on "A trouble-shooter for ten common silage problems" will discuss possible causes of forage problems, and the solutions and tools to help produce quality silage. Dr. Bolsen, Professor Emeritus from Kansas State University, was head of forage research in the

Animal Science and Industry Department. He has lectured on forage management in over 40 countries.


Ensilage is the biggest fermentation in the world

03/15/2006 in Customer Contact Contributor: David Seale; Fergal Patrick Rattray


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Unique probiotic concept for women is launched in India. Positive reactions from medical community.

20-03-2006



Chr. Hansen A/S recently licensed Tablets (India) Ltd. as the exclusive working partner in India for Urex - a unique probiotic concept for women's health. Urex is the only oral probiotic concept clinically documented to restore and maintain a healthy vaginal flora and reduce the risk of urogenital infections.

The Urex concept is based on the world's most documented probiotic strains for women's health: Lactobacillus Rhamnosus GR-1™ and Lactobacillus Reuteri RC-14™, licensed from Urex Biotech Inc. It is produced and marketed globally by Chr. Hansen, the world leader in probiotics.

"The licensing of Tablets India is a significant step in our company's strategy to commercialize the Urex concept on a global scale and be the leading supplier of probiotic concepts for women's health. Tablets India is a highly professional company with a strong market presence in the Indian pharmaceutical market particularly in the field of probiotics and we have very high expectations to this partnership," said Steen Andersen, Vice President for Chr. Hansen's Human Health & Nutrition Business Unit.

Presented to leading doctors
A few weeks ago Tablets India introduced for the first time in India this concept under the brand name of Ecoflora™. As part of the market launch activities, Dr. Gregor Reid, international expert on probiotics and co-inventor of the technology, presented the scientific and clinical evidence on Ecoflora™ to the Indian medical community. Dr. Reid spoke at the All India Congress of Obstetrics and Gynecologists in Cochin and later to more than 1000 leading gynecologists through a series of scientific lectures in Chennai, Hyderabad, Calcutta, Mumbai, Agra and Delhi.

"It is truly rewarding to experience how more than 20 years of dedicated probiotic research within women's health is now being translated into a commercial product that can help women all over the world. It is clear that the medical community in India is quite positive and open toward the use of probiotics and I see a great future for Ecoflora™ in India," said Dr. Gregor Reid, Urex Biotech.

Opportunities in partnership
Ecoflora™ is manufactured and marketed throughout India to doctors and pharmacies by Tablet India's own large, specialized sales force.

"We are very excited about our partnership with Chr. Hansen and the opportunity to utilize Tablets India's expertise and market presence in the area of probiotics. The introduction of Ecoflora™ will consolidate our position as a leading manufacturer and marketer of unique probiotics in India. With the launching of this new concept we have great opportunities to improve the quality of life of Indian women," said Mr. R.K. Jhaver, CEO of Tablets India Limited.

For more information about the Urex concept and Chr. Hansen, please contact:
Journalist Ole Lindhardt, +45 4574 427, ole.lindhardt@dk.chr-hansen.com

Chr. Hansen A/S 10-12 Boege Allé DK-2970 Hoersholm Phone: +45 45747474

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Increasing media awareness on Animal Health

03/23/2006

In Animal Health & Nutrition, the strategic objectives are, among others, to reach or exceed market growth (14% per year), gain critical mass and to build a strong presence in Europe and the US. In this respect, PR can help building awareness in the market place of our competences, and two new articles in different magazines on both sides of the Atlantic are welcome examples of this

Journal of Dairy Science publishes third research article on Probios® TC

A third refereed article on Chr. Hansen's Probios® TC was just published in a major scientific journal. Dr. Jim Nocek, partner and owner of Spruce Haven Research Center and technical consultant for Chr. Hansen authored the article titled "Direct fed microbial supplementation on ruminal digestion, health, and performance of pre- and postpartum dairy cattle" and published in the Journal of Dairy Science, Vol. 89, No. 1, 2006. The paper presents trial data on the effect of feeding transition cows Chr. Hansen's Probios TC, a direct fed microbial (DFM). Cows fed the DFM had higher dry matter digestion of both corn silage and haylage than control cows. Supplemented cows consumed more dry matter during both the pre- and post-calving periods, and produced significantly more milk than non-supplemented cows.

Chr. Hansen designed Probios TC especially for the critical transition period (21 days pre-calving through 60 days post-calving. The organisms in the DFM help to stabilize the microflora in the rumen and stimulate feed intake, which helps to improve milk production and cow health.

Also nice words in the trade press on BioPlus2B

The new issue of Feed-Mix, the international journal on feed, nutrition and technology, features a whole 2-paged "company profile" on Chr. Hansen and our commitment to quality when it comes to producing probiotics for improving animal production.

Based on the fact that Chr. Hansen has received the Product Quality Leadership Award for BioPlus2B®, the natural alternative to growth promoters for pigs, the article includes statements from Hanne Benn Thomsen, Director of GLobal Quality And Environmental Management, and Peter Kürti, Sales & Marketing Director of Animal Health. Both explain the readers about how we are working to surpass the strict regulations in EU and report on documented efficiency of the product.



Increasing media awareness on Chr. Hansen and our commitment to quality when it comes to producing probiotics for improving animal production

03/23/2006 in Pursuing Strategies Contributor: Peter Kurti

CH Italy increases sales of dairy cultures

03/27/2006

By introducing a new range of cultures tailored to the Italian market, we have gained a solid foothold on the market for dairy cultures in Italy in the past year. And better yet: Sales are increasing - even in a stagnant market - thanks to a good regional collaboration

"Sales of dairy cultures have doubled within the year in Chr. Hansen, Italy. And this in spite of the fact that "the Italian market for cultures is not an easy one and I must admit that we have had a difficult time selling our dairy cultures," explains Marco Loguercio, Dairy Business Manager".

However, Italy being the second largest market for cheese in Europe and therefore representing a vast number of opportunities, Marco Loguercio and his team sat down to analyze the situation in-depth, together with colleagues from the South European Regional Industry Manager organization and the development department from France.

"We started by a deep market analysis and strategy in order to identify the focus areas and where we could have good chances of succes. Consequently, three segments were selected: crescenza, gorgonzola and mozarella for which project teams were set up.

Each the project team has ended up with product proposals taking into account the market and customer specificities as well as the internal capabilities of CH."

Working partnership result in new solutions

It was a strict focus on the working partnership strategy that became the door opener the Italian dairy producers.

“There is absolutely no doubt that the best ideas are born when we work closely with our customers, so that was what we decided to do. A number of field tests were carried out at some of the biggest Italian cheese producers and monitored closely by the project team," explains Marco.

These were followed by industrial production and product launches and now we are able to offer a range of customized cultures and solutions to the Italian market, and the new cultures have certainly already proven their worth in terms of sales.

Just this year, Chr. Hansen Italy's sales of dairy cultures have grown by 50 %. Loguercio finds this highly satisfactory since statistics show that the total sale of dairy cultures on the Italian market is not growning at all. This can only mean one thing: That Chr. Hansen's market share is increasing - and contributing to the company's overall goal of

high, focused growth.



The hey words for these projects have been: strong focus, well defined targets and team work.

03/27/2006 in Pursuing Strategies Contributor: Michel Favereau; Marina Pourrias-Duchene; Marco Loguercio

CH responds to health trend in French meat industry at CFIA exhibition

03/27/2006

CFIA (Food Industry Suppliers' Forum) 2006 in France in early March was another very good year for Chr. Hansen in terms of the quality and the number of contacts who visited us at this exhibition.

"This shows that Chr. Hansen is now identified as a key supplier of the meat product industry and also as a supplier of innovative solutions," says Michel Salle, Business Manager, Meat & Prepared Foods.

"It has become a strategic point for the French Meat & Prepared Foods to be present and to be seen at this important exhibition," explains Michel Salle. "Our existing and future customers would not understand if we weren't there," he says and gives a good example of the importance of this event:

New health trend in the meat industry

"This year, a lot of the visits were driven by a new trend on the local market: 'preservative-free' meat products. This innovative project was in fact initiated during last year's exhibition by Fleury Michon, a major French meat producer, during a meeting with us. And now everybody wants it," notes Michel.

"Thanks to a strong and dedicated support provided to this French meat leader, we have successfully completed this project by supplying Fleury Michon with our Bactoferm® CS-299 culture for natural curing without using nitrate and nitrite. Now all the other key national meat manufacturers in France i.e. Madrange, Herta, Jean Caby etc. wish to follow this trend and also work on this subject!"



The CFIA exhibition in Rennes, France focuses on meat processors, but targets all types of key actors in the food industry.



It was the third year that the Montpellier Meat & Prepared Team, strengthened by Ralf Neidhard from Chr. Hansen Polheim, participated in CFIA.

The market for healthier foods with less preservatives and a more natural appearance is growing.

- Chr. Hansen responds to this by offering the meat industry bacterial cultures used for curing.
- In traditional meat products, curing salts are often used, and possessors often ask for alternatives to these, typically nitrate and nitrite. Our Bactoferm® CS-299 culture is one such alternative.

03/27/2006 in Customer Contact Contributor: Joelle Hochberg; Michel Salles

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Danish research at a low flame in the globalised world

Chr. Hansen in the media

Danish research at a low flame in the globalised world

The Danish Centre for Studies in Research and Research Policy in Aarhus has recently published an analysis painting a picture of the collected effort in Danish Research. Among other things, the analysis consists of a list of the most research-intensive businesses, where Chr. Hansen Holding is among the 18 heavyweights.
The analysis also shows that the companies topping the list, Novo Nordisk and Lundbeck, combined have a research budget as big as the universities Danish Institute of Agricultural Sciences, the Royal Veterinary and Agricultural University and Risø put together. However, the minister of science and technology Helge Sander (V) dismisses the critique that there is a risky centralisation of the research in Denmark. He points to the fact that small and medium-sized companies will receive easier access to research results through the effort of the Danish globalisation council.

Børsen 28-03-2006

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If you wish to require the complete article (in Danish), please send a mail to Ole Lindhardt (click on Mail Author button)

Chr. Hansen awarded patent on natural color

03/31/2006

A new process, invented by Chr. Hansen, improves total yield of curcumin from turmeric 30-40 percent, and has gained a patent from the United States Patent and Trademark Office

Patent number 6,942,881 titled "Purification process for improving total yield of curcuminoid coloring agent" was issued in late 2005, and pertains to a production process that improves the total yield of curcuminoids from turmeric and other curcuminoid-containing materials. Chr. Hansen's Bjoern Madsen, Venancia Hidalgo, and Luis Hernandez are the named inventors of the patent. The patent is another illustration to the food industry of Chr. Hansen's commitment to providing natural ingredient solutions, as well as of our advanced production technology.

Curcumin is the primary pigment in the spice turmeric, and is typically used as a food color in dairy products, beverages, cereal, confectionary, ice cream, bakery, and savory products. In dairy, turmeric is mostly used in cultured milk, flavored milk drinks, and desserts to obtain lemon and banana colors. True to its original usage as a spice, turmeric is added at higher levels to sausages, pickles, relishes, sauces, dry mixes, and fish.

Curcumin is documented to benefit health through anti-inflammatory activity, cancer prevention, antimicrobial properties, and cholesterol reduction, and is gaining much interest in today's booming health and wellness market. Turmeric, mainly grown in Southeast Asia, has been used for centuries as a treatment for wounds and injuries in the Chinese and Ayurvedic systems of medicine.



Curcumin is the primary pigment in the spice turmeric, and is typically used as a food color in dairy products, beverages, cereal, confectionary, ice cream, bakery, and savory

products.

03/31/2006 in Pursuing Strategies Contributor:


Improving the quality of food and health
for people all over the world
CHR HAN

Increasing demand for healthy foods drives the market for natural spice extracts forward

03-04-2006

Chr. Hansen is currently putting the finishing touches on a newly built factory in Cochin, India. With the addition of the new factory, the company is doubling its production capacity of spice extract, derived from paprika and other spices. The timing is most certainly not an accident; health issues have grown in importance the world over, and thus the demand for natural ingredients, including spice extracts, is on the rise.



"It all started about ten years ago when we entered into a joint venture with an Indian partner regarding the establishment of a new production unit, and now we are just about to put the finishing touches on a new, highly technological factory in Cochin," says Bent Zibrandtsen, Vice President of Global Sourcing at Chr. Hansen.

According to Mr. Zibrandtsen, the increasing demand among consumers for healthy and natural food products and ingredients has led to a surge in the market for natural oleoresins. Oleoresins, which contain a very high quality flavor and aroma, are primarily used in processed meats, fish, vegetables, soups, sauces, and dressings, in addition to a variety of dairy products, snacks, and beverages.

Given this current market situation, it is no accident that Chr. Hansen has chosen to make the investment right now.

"Chr. Hansen ranks number two on the list of the world's largest manufacturers of paprika oleoresins, and number three when it comes to extraction of other spice extracts. However, we are now securing our leading position by doubling our global production capacity with the expansion of the new factory," states Mr. Zibrantsen.

Greater flexibility
The new factory in Cochin boasts the latest technology within extraction equipment for spices.

"The new plant enables us to extract on a continuous basis, and thus achieve a utilization coefficient of 100 percent," says Mr. Zibrandtsen. "At the same time, the new system offers us much greater flexibility in terms of raw products, which we are now able to get from the entire world."

The capacity augmentation in India gives Chr. Hansen the opportunity to meet the increasing demand in a quickly expanding global market.

"There is no doubt that the capacity augmentation will further strengthen our position in the market, and also support the plans we have for expanding our presence in the spice segment. Furthermore, the recent investment fits well with our long-term focus on the Asia-Pacific region, an area in which we are able to both manufacture at a lower cost and also meet the quickly increasing demand within food ingredients," concludes Mr. Zibrandtsen.

To obtain more information, please contact:

Bent Zibrandtsen, Vice President, Chr. Hansen
Tel.: +45 45 74 73 33
E-mail: bent.zibrandtsen@dk.chr-hansen.com

Karen Frost, PR & Communication, Chr. Hansen
Tel.: +45 41 18 52 35
E-mail: karen.frost@dk.chr-hansen.com

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Steen Loendal is new EVP of flavors

04/03/2006

On 1st of April, Steen Loendal was named Executive Vice President of the Flavor Division.

Steen has been with Chr. Hansen for 1 year as regional Vice President for South America. During this period the activities in the region have been focused and sales in South America have increased dramatically.

Over the past 5 months, Steen has in addition been deputy in the flavor division assisting in defining the future strategy and orientation of this area. Before joining Chr. Hansen, Steen worked 10 years with flavors for Danisco, located both in Denmark, England, Malaysia and Singapore.

Please join me in congratulating Steen on his new challenges and wishing him the best of success in his new position.

Lars Frederiksen



Steen Loendal is new Executive Vice President of Flavors - congratulations!

04/03/2006 in Careers Contributor:

Manufacturing expertise and quality compliance unites at ExcipientFest

04/05/2006

At the upcoming ExcipientFest 2006 Technical Conference and Pharma Expo in San Juan, Puerto Rico on April 25 - 26, 2006, Chr. Hansen will showcase excipients and coatings, as well as manufacturing expertise.

At the show, we will feature the timed-release technology of Chr. Hansen Sugar Spheres NF, Nu-Tab® directly compressible sugars, Cal-Carb® granulated calcium carbonate, and Foremost® NF lactose, as well as our clear and colored coating systems.

Our state-of-the-art facility in Stoughton, Wisconsin sets Chr. Hansen apart from other suppliers. The facility is compliant with Good Manufacturing Practices (GMP) for Bulk Pharmaceutical Excipients per United States Pharmacopoeia (USP) <1078>, and to National Formulary and International Pharmaceutical Excipients Council (IPEC) standards. It is also registered with the US FDA Type IV Drug Master File (for Excipient, Colorant, Flavor, Essence, or Material Used in Their Preparation), which requires ongoing FDA inspection. In addition, our facility successfully passed supplier audits, as well as an audit by a European Union (EU) regulatory authority, confirming that the facility meets current EU quality standards.

In addition, product traceability is increasingly being demanded of excipients and other non-active ingredients, and our advanced production systems improve lot segregation and traceability of raw components for our customers.



Chr. Hansen is a silver sponsor of ExcipientFest, the two-day forum that features technical talks on excipient technology, new drug applications, and regulatory issues from industry experts, and attended by pharmaceutical scientists, technical service, quality assurance/compliance, process engineers, and production professionals from

around the world

04/05/2006 in Customer Contact Contributor:

Ingredients with manufacturer and consumer appeal at cheese expo

04/05/2006

At the upcoming 2006 International Cheese Technology Exposition held April 25-27, 2006 in Madison, Wisconsin, Chr. Hansen will showcase specific ingredients to help cheese makers increase production efficiency and create consumer-appealing cheeses.

At the Chr. Hansen booth #310, we will feature YieldMAX™ PL, the first enzyme solution from our alliance with Novozymes, CHY-MAX® fermentation produced chymosin, Easy-Set™ cheese cultures, dairy flavors made from real milk, cream, and cheese, and colors and flavors for process cheese.

During the show, Chr. Hansen is sponsoring the popular Championship Cheese Auction Reception, and hosting a Latin-themed hospitality suite that will feature our dairy flavors in tantalizing dip applications.



The ICTE, co-sponsored by the Wisconsin Cheese Makers Association and the Wisconsin Center for Dairy Research, includes seminars, exhibits, and events for more than 1,800 attendees from around the world. The 2006 exposition will be the largest in the show's 24-year history, with over 295 booths and 180 companies displaying the latest technology and services for the cheese industry.

04/05/2006 in Customer Contact Contributor: